JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE
April 2, 2009	TSX-VENTURE: JNY
FRANKFURT: JL4

OTCBB: JNYRF

For Immediate Release

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

JOURNEY RESOURCES CORP. ANNOUNCES
UNIT INCREASE TO $0.04 UNIT PLACEMENT

Vancouver, B.C. – JOURNEY RESOURCES CORP. (“Journey” or the “Company”) announces that the TSX Venture Exchange has today provided conditional approval to a 5,000,000 unit increase to the 20,000,000 unit non-brokered private placement at $0.04 per unit (“Private Placement”). As announced in the Company’s news releases dated February 13, 2009 and March 12, 2009, each Unit will consist of one common share of the Company (“Share”) and one share purchase warrant (“Warrant”). Each whole Warrant will allow the holder to purchase one additional Share of the Company over 24 months from the date of closing, at an exercise price of $0.08 per Share in the first year, and at an exercise price of $0.10 per Share in the second year.

The Company has completed the first tranche of this Private Placement (the “First Tranche”). The Company has issued a total of 8,262,500 Units at $0.04 per unit for gross proceeds of $330,500. The Warrants in the First Tranche as issued to subscribers expire on March 23, 2011.

Finders’ fees totalling $17,860 will be paid, and the Company will issue a total of 446,500 finders’ warrants on a portion of the funds raised to eligible finders in the First Tranche, on the same terms as that of the Warrants issued to subscribers to the First Tranche.

All shares issued pursuant to the 1st Tranche, together with any shares issuable on the exercise of the warrants have a hold period expiring on July 24, 2009.

The First Tranche is part of a larger private placement currently being offered by Journey for gross proceeds of up to a total of $1,000,000.

The proceeds of the Private Placement will be used for general working capital.

The Company has also granted a total of 3,000,000 incentive stock options to directors/officers/employees and/or consultants. The options are exercisable at $0.05 per share and will expire April 2, 2014.

The Company also announces that Peter Pollard has tendered his resignation from the board, effective immediately.

Mr. Pollard was appointed to the board of directors of the Company on February 6, 2008 and since that time, has worked extensively with the Board. Mr. Pollard's contribution to the Company was significant during his tenure as a Director.

The Directors of the Company wish Peter Pollard well, and thank him for his service.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Journey Resources Corp.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Charay Gold Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Company also recently announced the acquisition of the Charay highgrade gold project near Los Mochis, Mexico.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.